BILLET FINDER INC.
1894 CLARENCE STREET
SARNIA, ONTARIO
N7X 1C8 CANADA

May 5, 2011

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Attn:       Maryse Mills-Apenteng

Re:           Billet Finder Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 13, 2011
File No. 333-172590

In response to your letter dated May 2, 2011 we have filed an amendment to the S-1 which was originally filed March 30, 2011.

Cover Page

1.  Revised

Risk Factors

Until Our Common Stock is Registered, We Will Not Be Subject to Certain Reporting Requirements, page 7

2.  Revised

Directors, Executive Officers, Promoters and Control Persons, page 40

3.  Revised accordingly

4.  Revised accordingly.

Certain Relationships and Related Transactions, page 44

5.  Revised

Yours truly,

/s/ Kerry Tully

Kerry Tully
President